Advanced Biomed Inc.

No. 689-85 Xiaodong Road, Yongkang District

Tainan City, Taiwan

July 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Conlon Danberg

Re:	Advanced Biomed Inc.

Registration Statement on Form S-1

Filed July 23, 2025

File No. 333-288907 (the “Registration Statement”)

Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Mr. Conlon Danberg:

On behalf of Advanced Biomed Inc. (the “Company”), we refer to the Company’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 23, 2025, File No. 333-288907 (the “Registration Statement”).

After careful consideration, the Company has determined not to proceed with the offering registered under the Registration Statement at this time. Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all pre-effective amendments thereto and exhibits filed therewith, effective as of the date of this letter.

No securities were sold, and no securities will be sold, pursuant to the Registration Statement.

The Company respectfully requests that the Commission issue an order pursuant to Rule 477 consenting to the withdrawal of the Registration Statement. The Company further respectfully requests written confirmation of such withdrawal order at the Staff’s earliest convenience.

If you have any questions regarding this request or require any additional information, please do not hesitate to contact Mengyi “Jason” Ye at +1 (212) 829-8955. We thank the Staff for its attention to this matter.

Very truly yours,

Advanced Biomed Inc.

/s/ Xiaomin Chen
Xiaomin Chen
Chief Executive Officer, director and Chairman of the Board